Exhibit 4.1c

DESCRIPTION OF CAPITAL STOCK

We were incorporated under the laws of the State of California on September 10, 2009. We were initially authorized to issue 50,000,000 shares of common stock, no par value per share. We were also authorized to issue 10,000,000 shares of preferred stock, no par value, in series as fixed by our sole director. On July 14, 2017, we amended our Articles of Incorporation and increased our common shares to 300,000,000, par value $0.0001 per share and changed our preferred shares to $0.0001 par value. On July 21, 2017, we filed a Certificate of Determination to authorize 50,000 Series A preferred shares. As of the date of this Offering Circular, there are 50,000 Series A preferred shares outstanding.

Common Stock

Our articles of incorporation authorize the issuance of 300,000,000 shares of common stock with $0.0001 par value per share.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders of our common stock:

●	have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;

●	are entitled to share ratably in all our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

●	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

●	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote except for voting for the election of directors.